UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT

PURSUANT TO SECTION 14A
of the
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [**X**] Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[ ]   Preliminary Proxy Statement
[ ]   Confidential, for Use of the Commission Only [as permitted by Rule 14a-6(e)(2)]
[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to Section 240.14a-12

ALPHARX, INC.
(Name of Registrant as Specified in its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.
[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
**   1) Title of each class of securities to which transaction applies:**
**   2) Aggregate number of securities to which transaction applies:**
**   3) Per unit price or other underlying value of transaction computed pursuant to Exchange**
**   Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was**
**   determined):**
**   4) Proposed maximum aggregate value of transaction: 0**
**   5) Total fee paid: $0.00**

[ ]   Fee paid previously with preliminary materials.
[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and
**   identify the filing for which the offsetting fee was paid previously. Identify the previous**
**   filing by registration statement number, or the Form or Schedule and the date of its filing.**
**   1) Amount Previously Paid:**
**   2) Form, Schedule or Registration No.:**
**   3) Filing Party:**
**   4) Date Filed:**

ALPHARX, INC.
168 Konrad Crescent, Suite 200
Markham, Ontario, Canada L3R 9T9
Telephone (905) 479-3245

January 31, 2005

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of AlphaRx, Inc. ("Corporation") to be held at 10:00 a.m. E.S.T. on Tuesday the 29th of March 2005 at the Sheraton Parkway Toronto North Hotel, Richmond Hill, Ontario, Canada L4B 1B2. Please find enclosed a Notice of Annual Meeting, a Proxy Statement describing the business to be transacted at the meeting, a proxy form for use in voting at the meeting and our Annual Report.

At the Annual Meeting, you will be asked (i) to elect three directors to the Corporation's board of directors; (ii) to ratify management's appointment of Schwarz Levitsky Feldman L.L.P. as the independent accountants for the Corporation for the fiscal year ending September 30, 2005; and (iii) to act upon such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying Notice of Annual Meeting and Proxy Statement fully describe the specific matters that will be acted upon. In addition to these matters, we will report on our progress and provide an opportunity for questions of general interest to our stockholders.

Sincerely,

/s/Michael Lee

Michael Lee
Chairman of the Board of Directors

ALPHARX, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that an Annual Meeting of Stockholders of AlphaRx, Inc. ("Corporation") will be held at 10:00 a.m. on Tuesday the 29th of March 2005 at the Sheraton Parkway Toronto North Hotel, Richmond Hill, Ontario, Canada L4B 1B2. At the Annual Meeting, stockholders will vote on the following matters:

(1)   The election of three directors to serve a term of one year or until their successors are duly elected and qualified or until the earlier of their death, resignation or removal from office;

(2)   Management's appointment of Schwarz Levitsky Feldman L.L.P. as the independent accountants for the Corporation for the fiscal year ending September 30, 2005; and

(3)   Transacting such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

Information regarding the above matters is set forth in the Proxy Statement that accompanies this notice.

The board of directors of the Corporation has fixed the close of business on January 31, 2005, as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting. A complete list of the stockholders entitled to notice of and to vote at the Annual Meeting will be maintained at the Corporation's principal executive offices during ordinary business hours for a period of ten days prior to the Annual Meeting. The list will be open to the examination of any stockholder for any purpose germane to the Annual Meeting during this time. The stockholders list will also be produced at the time and place of the Annual Meeting and will be open during the whole time thereof.

By Order of the Board of Directors

_____
Michael Lee, Chairman of the Board of Directors

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AT YOUR EARLIEST CONVENIENCE IN THE ENVELOPE PROVIDED. IF YOU DO ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY.

NON-U.S. SHAREHOLERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO SIGNATURE STOCK TRANSFER, INC., ATTN: JASON BOGUTSKI, AT (972) 612-4122 MR. BOGUTSKI' PHONE NUMBER IS (972) 612-4120.

IF YOU HOLD YOUR SHARES IN "STREET-NAME," PLEASE NOTE THAT ONLY YOUR BROKERAGE FIRM OR BANK CAN SIGN A PROXY ON YOUR BEHALF, AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. WE URGE YOU TO CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TODAY, AND INSTRUCT THEM TO EXECUTE A PROXY IN FAVOR OF THE MATTERS PRESENTED IN THE PROXY STATEMENT.

ALPHARX, INC.

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders of AlphaRx, Inc. ("Corporation") to be held on Tuesday the 29th of March 2005 at the Sheraton Parkway Toronto North Hotel, Richmond Hill, Ontario, Canada L4B 1B2, and at any and all adjournments thereof. The accompanying proxy is solicited by the board of directors of the Corporation and is revocable by the stockholder anytime before it is voted. For more information concerning the procedure for revoking the proxy, see "Solicitation Procedures."

When proxies in the accompanying form are properly executed and received, the shares represented thereby will be voted at the Annual Meeting in accordance with the directions noted thereon. If no direction is indicated on the proxy, the shares represented thereby will be voted for the election of the board of directors' nominees as directors and in favor of the other proposals set forth in the Proxy Statement.

This Proxy Statement is first being mailed to stockholders on or about January 31st, 2005.

MATTERS TO BE CONSIDERED AT THE MEETING

Stockholders will be asked to consider and act upon three proposals at the Annual Meeting.

The first proposal is to elect three directors, namely, Michael Lee, Dr. David Milroy, and Dr. Ford Moore to serve a term of one year or until their successors are duly elected and qualified or until the earlier of their deaths, resignation or removal from office.

Michael Lee has served as a director since founding the Corporation and has indicated his intention to remain in such capacity. Dr. David Milroy and Dr. Ford Moore are also currently directors of the Corporation who have indicated their intention to remain in such capacity. The opinion of management is that both nominees would be valuable additions to the board of directors.

The second proposal is to consider the board of directors' appointment of Schwarz Levitsky Feldman L.L.P. as the independent accountants for the Corporation for the fiscal year ending September 30, 2005. Schwarz Levitsky Feldman L.L.P. currently acts as the Corporation's independent accountants and have indicated their willingness to remain in such capacity.

The third proposal is to consider such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof. The Corporation is not aware of any such business that will be presented to the stockholders at the Annual Meeting.

RECORD DATE

The Corporation's securities entitled to vote at the Annual Meeting consist of common stock, par value $0.0001 per share. Only stockholders of record at the close of business on January 31, 2005 are entitled to notice of and to vote at the Annual Meeting. At the record date, the Corporation had outstanding 57,508,112 shares of common stock that were owned by approximately 102 stockholders of record. The holders of record of common stock on the record date will be entitled to one vote per share on all matters including the election of each director.

Properly executed proxies received in time for the Annual Meeting will be voted. Stockholders are urged to specify their choices on the proxy, but if no choice is specified, eligible shares will be voted FOR the proposal to elect each of the slated nominees to the board of directors to serve a term of one year or until their successors are duly elected and qualified or until their earlier death, resignation or removal from office, FOR the appointment of Schwarz Levitsky Feldman L.L.P. as the independent accountants for the Corporation for the fiscal year ending September 30, 2005, and FOR the adoption of the Corporation's 2004 Stock Incentive Plan. At the date of this Proxy Statement, management of the Corporation knows of no other matters that are likely to be brought before the Annual Meeting. However, if any other matters should properly come before the Annual Meeting, the person named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with his/her best judgment on such matters.

QUORUM AND VOTES REQUIRED

The holders of a majority of the total shares of common stock issued and outstanding at the close of business on the record date, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. If there are not sufficient votes in attendance at the meeting in person or by proxy for approval of any matters to be voted upon at the Annual Meeting, the Annual Meeting may be adjourned to permit further solicitation of proxies. Assuming a quorum is present, the affirmative vote of a majority of the total shares of common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the approval of any proposal to be voted upon at the Annual Meeting as presented herein.

Shares abstaining or withheld from voting, as well as broker "non-votes," are counted as shares represented at the Annual Meeting in order to determine a quorum, but will not be counted as votes cast in favor of the proposals. Therefore, abstentions and votes withheld, as well as broker "non-votes," will have the effect of a vote against the proposals. The term broker "non-votes" refers to shares held by brokers and other nominees or fiduciaries that are present at the Annual Meeting, but are not voted on a particular matter because those persons are precluded from exercising their voting authority because of the matter's non-routine matter.

SOLICITATION PROCEDURES

Proxies will be solicited primarily by mail. However, in addition to the use of the mails, proxies may be personally solicited by directors, officers or regular employees of the Corporation (who will not be compensated separately for their services) by mail, telephone, telegraph, cable, or personal discussion. The Corporation will also request banks, brokers, and other custodians, nominees and fiduciaries to forward proxy materials to the beneficial owners of stock held of record by such persons and request authority for the execution of proxies. The Corporation will reimburse such entities for reasonable out-of-pocket expenses incurred in handling proxy materials for the beneficial owners of the Corporation's common stock. The costs of soliciting proxies will be paid by the Corporation and these costs are estimated at less than $5,000.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted by delivering to the secretary of the Corporation a written notice of revocation bearing a later date than the proxy, by duly executing a subsequent proxy relating to the same shares, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute revocation of a proxy unless the stockholder votes their shares of common stock in person at the Annual Meeting. Any notice revoking a proxy should be sent to Signature Stock Transfer, Inc., Attention Jason Bogutski, 2301 Ohio Drive, Suite 100, Plano, Texas 75093 or forwarded by facsimile to (972) 612-4122. Please complete, date, sign and return the accompanying proxy promptly.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THE CORPORATION URGES YOU TO COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY, NO MATTER HOW LARGE OR SMALL YOUR HOLDING MAY BE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of the Corporation's common stock as of January 14, 2005 with respect to: (i) each person known to the Corporation to be the beneficial owner of more than five percent of the Corporation's common stock; (ii) all directors; and (iii) directors and executive officers of the Corporation as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of January 31, 2005, there were 57,508,112 shares of common stock issued and outstanding.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES	NATURE OF OWNERSHIP	PERCENTAGE
Common Stock ($0.0001 par value)	Michael Lee, Chief Executive Officer/Chairman of the Board of Directors 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	7,580,726	LEGAL	13.18%
Common Stock ($0.0001 par value)	Joseph Schwarz, Chief Scientist 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	602,500	LEGAL	1.05%
Common Stock ($0.0001 par value)	Marcel Urbanc, Chief Financial Officer 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	20,000	BENEFICIAL	0.03%
Common Stock ($0.0001 par value)	Michael Weisspapir, Chief Medical Officer 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	457,500	LEGAL	0.80%
Common Stock ($0.0001 par value)	Sandro Persia, Secretary & Treasurer 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	16,000	LEGAL	0.03%
Common Stock ($0.0001 par value)	Ford Moore, Director 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	492,579	LEGAL	0.86%
Common Stock ($0.0001 par value)	David Milroy, Director 200-168 Konrad Crescent Markham, ON, L3R 9T9 Canada	300,000	LEGAL/BENEFICIAL	0.52%
Common Stock ($0.0001) par value	Directors and Executive Officers as a Group	9,469,305	LEGAL/BENEFICIAL	16.47%

PROPOSAL ONE—ELECTION OF DIRECTORS

The board of directors has proposed that Michael Lee, Dr. David Milroy, and Dr. Ford Moore be elected as directors that would serve one year terms or until their successors are duly elected and qualified or until their earlier death, resignation or removal from office.

Michael Lee, 42, was appointed to the Corporation's board of directors in August of 1997, and currently serves as our chief executive officer, chief financial officer and chairman of the board of directors. Mr. Lee has over 15 years of business experience in the areas of high tech development, marketing and corporate finance. Mr. Lee holds a B.Sc. in Applied Mathematics from the University of Western Ontario.

Dr. David Milroy D.D.S., M.R.C.D. (C) 54, Dr. Milroy is a Certified Oral & Maxillofacial Surgeon and has been in private practice in Richmond Hill, Woodridge, and Port Hope, Ontario for the past twenty years. He graduated from the University of Toronto, Faculty of Dentistry with a Doctor of Dental Surgery degree in 1976 and completed a hospital Residency in Oral Surgery and Anesthesia at Toronto General Hospital, Toronto Doctor's Hospital and the University of Toronto in 1980. He is a Fellow of the Royal College of Dentists of Canada, a member of the hospital staff of York County Hospital and an active member in a number of professional Dental and Oral Surgery specialty organizations.

Dr. Ford Moore D.D.S., F.R.C.D. (C), 54, Dr. Moore is a certified Oral& Maxillofacial Surgeon, is engaged in a full time practice in Newmarket, Ontario that he established in 1981. Dr. Moore graduated from the University of Toronto with a Doctor of Dental Surgery Degree in 1976, and completed a hospital Residency in Oral Surgery and Anesthesia at Toronto General Hospital, Toronto Doctor's Hospital and the University of Toronto in 1980. He is a Fellow of the Royal College of Dentists of Canada, a member of the hospital staff of York County Hospital and an active member in a number of professional Dental and Oral Surgery specialty organizations.

REQUIRED VOTE AND RECOMMENDATION

A plurality of the votes cast at the Annual Meeting is required to elect each nominee. Accordingly, abstentions and broker non-votes will have no effect on the election of directors. Shares represented by proxies will be voted for the election of the nominees named above unless authority to do so is withheld. The board of directors has no reason to believe that any nominee will be unable or unwilling to serve if elected. If either nominee should be unable to serve, shares represented by proxies may be voted for a substitute nominee recommended by the board of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED ELECTION OF MICHAEL LEE, DR. DAVID MILROY AND DR. FORD MOORE TO THE BOARD OF DIRECTORS.

PROPOSAL TWO—RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

The board of directors intends to appoint Schwarz Levitsky Feldman L.L.P. as the independent accountants to audit the consolidated financial statements of the Corporation for the fiscal year ending September 30, 2005. The board of directors has determined that it would be desirable to request that the stockholders ratify the appointment. Schwarz Levitsky Feldman L.L.P. served as the Corporation's independent accountant for the fiscal year ended September 30, 2004, and has reported on the Corporation's consolidated financial statements for that year.

The board of directors has the responsibility for selecting the Corporation's independent accountants, and stockholder ratification is not required. However, the intended selection is being submitted for ratification at the Annual Meeting with a view towards soliciting the stockholders' opinions, which the board of directors will take into consideration in future deliberations. If the selection of Schwarz Levitsky Feldman L.L.P. is not ratified at the Annual Meeting, the board of directors will consider the engagement of other independent accountants. The board of directors may terminate the engagement of Schwarz Levitsky Feldman L.L.P. as the Corporation's independent accountants without the approval of the Corporation's stockholders whenever the board of directors deems termination necessary or appropriate.

FEES PAID TO INDEPENDENT ACCOUNTANTS

Audit Fees.   The aggregate fees billed to the Corporation for professional services rendered by Schwarz Levitsky Feldman L.L.P. for the audit of the Corporation's annual financial statements for the fiscal year ended September 30, 2004, and for the reviews of the financial statements included in the Corporation's Forms 10-QSB during fiscal 2004 were $35,011.

Audit-Related Fees. For the year ended September 30, 2004 we incurred no fees for assurance and related services by the principal accountant. Similarly we incurred no fees for the year ended September 30, 2003.

Tax Fees.   For the year ended September 30, 2004 we incurred approximately $2,273 in tax related fees as compared to approximately $2,100 for the year ended September 30, 2003

Financial Information Systems Design and Implementation.   There were no fees billed to the Corporation by Schwarz Levitsky Feldman L.L.P. for financial information systems design or implementation during the fiscal year ended September 30, 2004.

All Other Fees.   The aggregate fees billed to the Corporation for services rendered by Schwarz Levitsky Feldman L.L.P., other than the services described above under "Audit Fees," "Tax Fees", and "Financial Information Systems Design and Implementation," for the fiscal year ended September 30, 2004, were 0.

REQUIRED VOTE AND RECOMMENDATION

Ratification of the intended appointment of Schwarz Levitsky Feldman L.L.P. as the Corporation's independent accountants for the fiscal year ending September 30, 2005, requires the number of votes cast in favor of the ratification to exceed the number of votes cast in opposition to the ratification. Abstentions and broker non-votes will not be counted as votes cast in favor of or in opposition to the ratification of the intended appointment of Schwarz Levitsky Feldman L.L.P. Shares represented by proxies will be voted for the ratification of Schwarz Levitsky Feldman L.L.P. as the Corporation's independent accountants for the fiscal year ending September 30, 2005, unless authority to do so is withheld.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE INTENDED APPOINTMENT OF SCHWARZ LEVITSKY FELDMAN L.L.P. AS THE CORPORATION'S INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2005.

BOARD OF DIRECTORS

Set forth below is certain information concerning the Corporation's board of directors.

Name of Director	Age	Title	Directors Term Ending
Michael Lee	42	Chief Executive Officer, Chairman of the Board of Directors	2005
Dr. David Milroy	54	Director	2005
Dr. Ford Moore	54	Director	2005

Michael Lee was appointed to the Corporation's board of directors during August, 1997, and currently serves as a our the chairman of our board of directors, our chief executive officer and chief financial officer. Due to the nature of Mr. Lee's experience as the original founder of the Corporation and his current positions as a director and officer of the Corporation, he has been involved in all aspects of the Corporation's development since formation.

Dr. David Milroy was elected to the Corporation's board of directors in April, 2003. Dr. Milroy is a Certified Oral & Maxillofacial Surgeon and has been in private practice in Richmond Hill, Woodridge, and Port Hope, Ontario for the past twenty years. He is a Fellow of the Royal College of Dentists of Canada, a member of the hospital staff of York County Hospital and an active member in a number of professional Dental and Oral Surgery specialty organizations. Dr. Milroy's extensive experience in dentistry and active participation in the medical community at large bring a tested approach to his duties as a director of the Corporation.

Dr. Ford Moore was elected to the Corporation's board of directors in April, 2003. Dr. Moore is a certified Oral& Maxillofacial Surgeon, is engaged in a full time practice in Newmarket, Ontario that he established in 1981. He is a Fellow of the Royal College of Dentists of Canada, a member of the hospital staff of York County Hospital and an active member in a number of professional Dental and Oral Surgery specialty organizations. Dr. Milroy's extensive experience in dentistry and active participation in the medical community at large have proven valuable in his service as a director of the Corporation.

Corporate Governance; Board Committees; and Meetings

The Corporation has evaluated its corporate governance policies and practices and instituted changes in corporate governance in order conform, to the extent practical, with the current and proposed corporate accountability standards required under the Sarbanes-Oxley Act of 2002. The results of that evaluation were a determination to form a standing audit committee that will adopt the Audit Committee Charter attached as Exhibit A to this Proxy Statement. The initial Audit Committee meeting was held during December, 2004. The Audit Committee will not issue a report on fiscal 2004. The Corporation does not have either standing compensation or nominating committees. Due to the Corporation's limited resources and limited number of directors, the board of directors believes that it is not yet practical to establish such committees. The board of directors does not provide a mechanism for shareholders to directly contact directors for these same reasons.

The board of directors did not hold any meetings during fiscal 2004, however various matters were approved during fiscal 2004 by unanimous written consent of the board of directors.

Compensation of Directors

The Corporation's independent directors will be compensated for their services as directors commencing with their appointments to the board at the proposed Annual Meeting to be held March 29, 2005. An annual retainer of $3,000 will be paid together with attendance fees of $500 per meeting or $250 per meeting via tele conference or video conference.

Term of Office

The Corporation's bylaws provide that the board of directors may be comprised of one or more directors who are elected at the annual meeting of the stockholders to serve until his or her successor is elected and qualifies. The Corporation proposes to elect Michael Lee, Dr. David Milroy and Dr. Ford Moore and to serve until the next annual meeting of the Corporation's stockholders and successors are elected and qualified.

PARTICIPANTS IN THE SOLICITATION

Under applicable regulations of the Securities and Exchange Commission, each director and nominee and certain executive officers, namely each of Michael Lee, Marcel Urbanc, Joseph Schwarz, David Milroy and Ford Moore and Michael Weisspapir may be deemed a "participant" in the Corporation's solicitation of proxies. In the event any of these persons is deemed to be a participant, and without acknowledging that any such person is a participant, the Corporation furnishes the following information.

The principal business address of each of the directors and executive officers is 200-168 Konrad Crescent, Markham, Ontario, Canada, L3R 9T9. Except as set forth in this Proxy Statement, to the knowledge of the Corporation, none of the directors or nominees of the Corporation or any other persons participating in this solicitation on behalf of the Corporation, or, with respect to items (ii), (viii) and (ix) of this paragraph, any associate of the foregoing persons, (i) has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting, other than the interest of the director nominees in being elected and each director's interest in the operations of the Corporation, to the extent that each believes the proposals set forth herein may contribute favorably to the Corporation's operations, (ii) owns beneficially, directly or indirectly, any securities of the Corporation, except as set forth in "Security Ownership of Certain Beneficial Owners, Directors and Management," (iii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Corporation, (iv) owns any securities of the Corporation of record but not beneficially, (v) has purchased or sold any securities of the Corporation within the past two years, (vi) has incurred indebtedness for the purpose of acquiring or holding securities of the Corporation within the past two years, (vii) is or has within the past year been a party to any contract, arrangement or understanding with any person with respect to any securities of the Corporation, except for any employment agreement, stock option grant or similar agreement with respect to the information described in "Executive Compensation" and "Directors—Director Compensation," (viii) has since the beginning of the Corporation's last fiscal year, been indebted to the Corporation or any of its subsidiaries in excess of $60,000, (ix) has any arrangement or understanding with respect to future employment by the Corporation or any of its affiliates or with respect to any future transactions to which the Corporation or its affiliates will or may be a party or (x) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years. In addition, except as set forth in this Proxy Statement, to the knowledge of the Corporation, none of the directors of the Corporation or any other person participating in this solicitation on behalf of the Corporation, nor any associates of any of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Corporation in which the amount involved exceeds $60,000 since the beginning of the Corporation's last fiscal year. Each such person's principal occupation or employment, and the name and principal business of any corporation or organization in which such employment is carried on, are disclosed under "Directors" and "Executive Officers."

EXECUTIVE COMPENSATION

The table below summarized the compensation received by the Corporation's chief executive officer for the fiscal years ending September 30, 2004, 2003 and 2002 and each other current executive officer of the

Corporation who received compensation in excess of $60,000 for services rendered during any of those years ("named executive officers"). No other executive officer of the Corporation received compensation in excess of $60,000 during those years.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Michael Lee Chief Executive Officer	2004	29,531	-	-	-	-	-	-
	2003	83,652	-	-	172,500*	150,000	-	-
	2002	230,000	-	-	360,000*	-	-	-
Joseph Schwarz Chief Scientist	2004	22,731	-	-	-	-	-	-
	2003	56,992	-	-	122,500**	80,000	-	-
	2002	150,000	-	-	240,000**	-	-	-
Michael Weisspapir Chief Medical Officer	2004	59,100	-	-	-	-	-	-
	2003	46,992	-	-	97,500***	80,000	-	-
	2002	114,000	-	-	180,000***	-	-	-
Marcel Urbanc Chief Financial Officer	2004	36,218	-	-	-	-	-	-
	2003	13,000	-	-	-	80,000****	-	-
	2002	-	-	-	-	-	-	-

* Michael Lee was granted during the fiscal year ended September 30, 2003 a five year option to purchase 150,000 sharees of restricted stock with an exercise price of $0.69 per share. Further Mr. Lee accepted 172,500 shares of restricted common stock in lieu of salary for the first two fiscal quarters of 2003 and 360,000 shares of restricted common stock in lieu of salary for the nine-month period ended September 30, 2002.

 ** Dr. Joseph Schwarz was granted during the fiscal year ended September 30, 2003 a five year option to purchase 80,000 shares of restricted stock with an exercise price of $0.63 per share. Further Dr. Schwarz accepted 122,500 shares of restricted common stock in lieu of salary for the first two fiscal quarters of 2003 and 240,000 shares of restricted common stock in lieu of salary for the nine-month period ended September 30, 2002.

*** Dr. Michael Weisspapir was granted during the fiscal year ended September 30, 2003 a five year option to purchase 80,000 shares of restricted stock with an exercise price of $0.63 per share. Further Dr. Weisspapir accepted 97,500 shares of restricted common stock in lieu of salary for the first two fiscal quarters of 2003, and 180,000 shares of restricted common stock in lieu of salary for the nine-month period ended September 30, 2002.

**** Marcel Urbanc was granted during the fiscal year ended September 30, 2003 a five year option to purchase 80,000 shares of restricted stock with an exercise price of $0.63 per share.

Option Grants in Last Fiscal Year

There were no options granted during the fiscal year ended September 30, 2004.

THE 2000 PLAN

The following table shows certain information concerning the options outstanding and available for issuance under the 2000 Plan as of September 30, 2004.

PLAN CATEGORY	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE
Stock Option Plan	1,150,000	$0.10	0

Since September 30, 2004, 1,150,000 options remain outstanding under the 2000 Plan. The 2000 Plan has been terminated and no additional options can be granted under said Plan. However, outstanding stock options granted under the 2000 Plan will remain in effect until the expiration date specified in those options.

THE 2003 PLAN

The following table shows certain information concerning the options outstanding and available for issuance under the 2003 Plan as of September 30, 2004.

PLAN CATEGORY	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE
Stock Option Plan	570,000	$0.63	0

Since September 30, 2004, 570,000 options remain outstanding under the 2003 Plan. The 2003 Plan has been terminated and no additional options can be granted under said Plan. However, outstanding stock options granted under the 2003 Plan will remain in effect until the expiration date specified in those options.

THE 2004 PLAN

The 2004 Plan was ratified by a majority of stockholders on July 15, 2004 to replace the Corporation's previously adopted stock option plans.

ADMINISTRATION OF THE 2004 PLAN

The 2004 Plan is administered by the board of directors, which determines which directors, officers, employees, consultants, scientific advisors and independent contractors of the Corporation are to be granted options, the number of shares subject to the options granted, the exercise price of the options, and certain terms and conditions of the options. No options may be granted under the 2004 Plan more than ten years after the date the 2004 Plan is adopted by the board of directors, and no options granted under the 2004 Plan may be exercised after the expiration of ten years from date of grant. The board of directors may delegate administration of the 2004 Plan, including the power to grant options to a Stock Option Committee, composed of members of the board of directors.

SHARES AVAILABLE UNDER THE 2004 PLAN

The Corporation has reserved 24,000,000 common shares under the 2004 Plan for issuance under option or restricted stock purchase agreements.

OPTIONS GRANTED

As noted above, no options were granted in fiscal 2004 under the 2004 Plan. However, the board of directors has approved the grant of options to purchase 20,220,000 shares of common stock under the 2004 Plan as of January31, 2005 as detailed in the following table. This information is provided voluntarily in the interests of complete disclosure.

NAME OF OPTIONEE	NUMBER OF SHARES SUBJECT TO OPTIONS	EXERCISE PRICE PER SHARE	TERM
Michael Lee	7,000,000	$ 0.16	10 years
	6,000,000	$0.15	10 years
Michael Weisspapir	3,000,000	$ 0.15	10 years
Joseph Schwarz	3,000,000	$ 0.15	10 years
David Milroy	380,000	$ 0.15	10 years
Ford Moore	300,000	$ 0.15	10 years
Sandro Persia	20,000	$ 0.15	10 years
Marcel Urbanc	20,000	$0.15	10 years
Consultants and advisors (7)	500,000	$0.40 - $0.50	10 years
TOTAL	20,220,000	$ 0.15 - $0.50	10 years

The 2002 Benefit Plan of AlphaRx, Inc.

On June 14, 2002, the Corporation adopted The 2002 Benefit Plan of AlphaRx, Inc. ("2002 Benefit Plan") under which 2002 Benefit Plan the Corporation may issue stock, or grant options registered pursuant to Form S-8 under the Securities Act of 1933, as amended, to acquire up to 2,000,000 shares of the Corporation's common stock, from time to time to employees of the Corporation or its subsidiaries, all on the terms and conditions set forth in the 2002 Benefit Plan. In addition, at the discretion of the board of directors, stock or options may from time to time be granted under this 2002 Benefit Plan to other individuals, including consultants or advisors, who contribute to the success of the Corporation or its subsidiaries but are not employees of the Corporation or its subsidiaries. The 2002 Benefit Plan is intended to aid the Corporation in maintaining and developing a management team, attracting qualified officers and employees capable of assuring the future success of the Corporation, and rewarding those individuals who have contributed to the success of the Corporation. As of March 4, 2003, the Corporation has issued 945,600 shares of common stock and granted 0 options to acquire shares of the Corporation's common stock pursuant to the 2002 Benefit Plan.

CERTAIN LEGAL PROCEEDINGS

Farhad Walji vs. AlphaRx, Inc. and AlphaRx Canada Limited filed in the Supreme Court of British Columbia on August 23, 2002. Farhad Walji has filed a claim asking for $25,000 plus interest for allegedly providing $20,000 pursuant to a subscription agreement to purchase common shares of the Corporation's stock and damages resulting from lost opportunity. The Corporation has denied any liability in this case and is currently defending this action vigorously. Nonetheless, the value of the entire claim has been accrued in our financial statements as a liability.

OTHER BUSINESS

The board of directors knows of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote the proxy as in their discretion they may deem appropriate.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Corporation's executive officer and directors, and beneficial owners of more than 10% of the common stock, are required to file initial reports of ownership and reports of changes of ownership of the common stock with the Securities and Exchange Commission. The Securities and Exchange Commission rules require such person to furnish the Corporation with copies of all Section 16(a) reports they file. Based on a review of these reports, the Corporation believes that the applicable Section 16(a) reporting requirements were complied with for all transactions that occurred during the fiscal year ended September 30, 2004.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

In order to nominate persons for election to the board of directors at the 2006 Annual Meeting of the Corporation's stockholders, or to bring other business constituting a proper matter for stockholder action under applicable law before the 2006 Annual Meeting, a stockholder must deliver written notice to the secretary of the Corporation at the principal executive offices of the Corporation not less than 30 days nor more than 60 days prior to the first anniversary of this Annual Meeting; provided, however, that in the event that the date of the 2006 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, the notice must be delivered not earlier than 120 days prior to the 2006 Annual Meeting and not later than the later of (a) 90 days prior to such meeting or (b) the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation. If the board of directors, however, proposes to increase the number of directors at the 2006 Annual Meeting and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 10 days prior to the last date that a stockholder notice may be timely delivered pursuant to the immediately preceding sentence, then a stockholder's notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than 10 days following the date of such public announcement. The Corporation urges stockholders that any stockholder proposals or nominations be sent certified mail, return-receipt requested.

ANNUAL REPORT

A copy of the Corporation's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004 accompanied this Proxy Statement. This Annual Report on Form 10-KSB does not form any part of the materials for the solicitation of proxies. Additional copies of the Annual Report on Form 10-KSB will be sent to any stockholder without charge upon written request addressed to: AlphaRx, Inc., at 200-168 Konrad Crescent, Markham, Ontario, Canada L3R 9T9 Attention: Chief Financial Officer.

By Order of the Board of Directors

_____

Michael Lee, Chairman of the Board of Directors

Markham, Ontario, Canada

January 31, 2005.

STOCKHOLDERS ARE URGED TO IMMEDIATELY MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. FOR NON-U.S. SHAREHOLERS, PLEASE RETURN YOUR EXECUTED PROXY BY FAX TO SIGNATURE STOCK TRANSFER, INC. AT (972) 612-4122. THE PHONE NUMBER OF THE TRANSFER AGENT IS (972) 612-4120.

ALPHARX, INC.

Annual Meeting of Stockholders March 29, 2005

P
R
O
X
Y

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of AlphaRx, Inc. does hereby nominate, constitute and appoint Michael Lee, the true and lawful proxy, agent and attorney of the undersigned, with full power of substitution, to vote for the undersigned all of the common stock of said Corporation standing in the name of the undersigned at the close of business on January 31, 2005 at the Annual Meeting of Stockholders to be held at the Sheraton Parkway Toronto North Hotel, Richmond Hill, Ontario, Canada L4B 1B2, on Tuesday March 29, 2005 at 10:00 a.m. E.S.T. or at any adjournment or postponement thereof, with all of the powers which would be possessed by the undersigned if personally present.

☒   Please mark votes as in this example.

IF NO CONTRARY INSTRUCTION IS INDICATED, THIS PROXY WILL BE VOTED FOR ALL DIRECTOR NOMINEES AND FOR THE PROPOSALS.

NOTE: Please print and sign name exactly as your name (or names) appears hereon. When signing as attorney, executor, administrator, trustee or guardian please give full title. If more than one trustee, all should sign. All joint owners must sign.

PROPOSAL ONE

Elect Michael Lee as a director to serve a 1 year term.

FOR   AGAINST   ABSTAIN
☐   ☐   ☐

Elect Dr. David Milroy as a director to serve a 1 year term.

FOR   AGAINST   ABSTAIN
☐   ☐   ☐

Elect Dr. Ford Moore as a director to serve a 1 year term.

FOR   AGAINST   ABSTAIN
☐   ☐   ☐

PROPOSAL TWO

Appoint Schwarz Levitsky Feldman L.L.P. as auditors for the fiscal year ending September 30, 2005.

FOR   AGAINST   ABSTAIN
☐   ☐   ☐

Signature _____

Print   _____

Date   _____

Signature _____

Print   _____

Date   _____

PLEASE FILL IN, DATE, SIGN AND MAIL THIS PROXY PROMPTLY TO THE ATTENTION OF THE CORPORATION'S TRANSER AGENT IN THE ENCLOSED ENVELOPE.

EXHIBIT A

ALPHARx, INC.

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors (Board) to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements, and (3) the independence and performance of the Company's internal and external auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the Nasdaq Stock Market, Inc. The Audit Committee shall be appointed by the Board of Directors and will consist of at least two members. The Chairman of the Audit Committee will be appointed by the Board.

The Audit Committee will meet at least four times per year, with the authority to convene additional meetings, as circumstances require. All committee members are expected to attend each meeting in person, or via tele- or video-conference. Meeting agendas will be prepared and provided in advance to members along with appropriate briefing materials. Minutes of the meetings will be prepared and distributed.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall make regular reports to the Board of Directors about committee activities, issues and related recommendations. The Committee shall provide an open avenue of communication between internal audit, the independent auditors and the Board.

The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the full Board of Directors for approval.

2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

4. Review with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-Q.

5. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

6. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, the internal auditors or management.

7. Recommend to the Board of Directors the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board which, as representatives of the shareholders, have the ultimate authority and responsibility for the selection, evaluation, and where appropriate, replacement of the outside auditor (or the nomination of the outside auditor to be proposed for shareholder approval in the Company's proxy statement).

8. Approve the fees to be paid to the independent auditor.

9. Receive periodic formal, written reports from the independent auditor regarding the auditor's independence consistent with Independence Standards Board Standard 1, discuss such reports with the auditor, and if so determined by the Audit Committee, take or recommend that the full Board take appropriate action to oversee the independence of the auditor.

10. Evaluate together with the Board of Directors the performance of the independent auditor and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

11. Review the appointment and replacement of the senior internal auditing executive.

12. Review the significant reports to management prepared by the internal auditing department and management's responses.

13. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.

14. Obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934 has not been implicated.

15. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements.

16. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

a. Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

b. Any changes required in the planned scope of the internal audit.

c. The Internal Audit Department responsibilities, budget and staffing.

17. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

18. Advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations.

19. Review with the Company's legal counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

20. Meet at least annually with the chief financial officer, the senior internal auditing executive and the independent auditor in separate executive sessions.

21. Review the effectiveness of the internal audit function, including compliance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing.

22. Institute and oversee special investigations as needed. It is not the duty of the Audit Committee to conduct such investigations.

23. Confirm annually that all responsibilities outlined in this charter have been carried out.

24. Evaluate the Committee's performance on a regular basis.

25. Report, as required, to the shareholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.